Mail Stop 6010

								January 26, 2006


Kevin M. McNamara
Executive Vice President and Chief Financial Officer
HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, TN 37228

	Re:	HealthSpring, Inc.
		Registration Statement on Form S-1, Amendment 4
		Filed January 20, 2006
		File No. 333-128939

Dear Mr. McNamara:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Exhibit 5.1: Legal Opinion

1. We note the legal opinion filed with amendment 3.

* The last sentence of the second paragraph states, "We relied upon statements and representations of officers and other representatives of the Company and others as to factual matters." If you keep this sentence in the opinion, please revise it to identify the factual matters being referenced. We may have further comments.
* We note from the first paragraph on page 2 that the opinion is limited to the General Corporation Law of the State of Delaware. Please confirm to us that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
See section VIII.A.14 of the Division of Corporation Finance`s "Current Issues and Rulemaking Projects," available at www.sec.gov.

*	*	*

	As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Keira Ino at (202) 551-3659 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Howard H. Lamar III, Esq.
	J. James Jenkins, Jr., Esq.
	Bass, Berry & Sims PLC
	315 Deaderick Street, Suite 2700
	Nashville, TN 37238
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Kevin M. McNamara
HealthSpring, Inc.
January 26, 2006
Page 1